EXHIBIT 99.4

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited (TKG) Telcordia dispute update

Telkom's application for leave to appeal part of the judgement by the Supreme Court of Appeal in November 2006 in relation to the Telcordia litigation has been dismissed by the Constitutional Court.

Telkom and Telcordia will now proceed to arbitration to determine the quantum of compensation. It is anticipated that the arbitration will commence in September 2007.

Johannesburg

21 February 2007

Sponsor:UBS

Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by Telkom or Vodacom Group (Proprietary) Limited ("Vodacom"), in which Telkom has a 50% holding, or by officers, directors or employees acting on their behalf, that are not statements of historical facts, particularly Telkom's expectations with respect to basic and headline earnings per share, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir, including, but not limited to, the completion of Telkom's results for the year ended March 31, 2006 and the audit thereon, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; Telkom's and Vodacom's ability to attract and retain key personnel; Telkom's inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit Telkom's flexibility and ability to implement its preferred strategies; Vodacom's continued payment of dividends or distributions to Telkom; Telkom's ability to improve and maintain its management information and other systems; Telkom's negative working capital; changes and delays in the implementation of new technologies; Telkom's ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; Telkom's ability to improve its internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; Telkom's control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; Telkom's ability to negotiate favorable terms, rates and conditions for the provision of interconnection services; Telkom's ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the South African Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to Telkom or Vodacom or not currently considered material by them.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date of this trading statement, either to conform them to actual results or to changes in its expectations.